
02042699

CAMPARI

Davide Campari – Milano S.p.A.

Relazione Trimestrale al 31 Marzo 2002 redatta su base consolidata

Consolidated Quarterly Report as of 31 March 2002


SEC MAIL PROCESSING
RECEIVED
JUL 1 8 2002
WASH. D.C. 165 SECTION



CAMPARI

This document contains the translation into english of the Consolidated quarterly report as of 31 March 2002 of Davide Campari - Milano S.p.A..

The translation is provided for your convenience only; for any information with respect to Davide Campari - Milano S.p.A. the original "Relazione trimestrale al 31 Marzo 2002" should be exclusively relied upon.

Consolidated Quarterly Report as of 31 March 2002
Contents

1. Introduction 18

2. Directors' comments on the results of operations 18
   2.1 Significant events 18
   Acquisition of Skyy Spirits, LLC 18
   Acquisition of the Zedda Piras group 18
   New plant in Novi Ligure 19
   Sale of Immobiliare Vassilli 1981 S.r.l. 19
   Increase in the interest in Longhi & Associati S.r.l. 19
   2.2 Sales performance 19

3. Consolidated financial statements 23
   3.1 Basis of presentation 23
   3.2 Consolidated income statement 24
   3.3 Net financial position 26

4. Significant events occurred after the closing of the first quarter 2002 27

5. Forecast for the remainder of 2002 27

1. Introduction

The sales and results achieved by the Campari Group during the first quarter of 2002 are summarized in the table that follows and extensively commented in paragraphs 2.2 and 3.1 below.

	€ million		
	1st Quarter 2002	1st Quarter 2001	% Variation
Sales net of discounts and excise duties	127.7	92.2	38.5%
EBITDA	31.0	22.0	40.8%
EBITA	27.0	18.3	47.4%
EBIT	20.2	15.8	28.5%
Income before taxes	17.5	14.9	18.1%
Group income before taxes	14.5	14.9	-2.4%

2. Directors' comments on the results of operations

2.1 Significant events

Acquisition of Skyy Spirits, LLC

On 15 January 2002 Redfire, Inc., a company wholly controlled by Davide Campari-Milano S.p.A., completed the acquisition of an additional 50% interest in Skyy Spirits, LLC, a company with its principal place of business in San Francisco, California, already recorded among minority interests, thereby becoming its controlling shareholder with a total interest of 58.9%.

The agreement also provides for purchase options by the Group and sale options by the holders of residual interests, in future fiscal years, at prices related to the results achieved during upcoming fiscal years.

The acquired company distributes in the United States, in addition to its main own brands (*Skyy Vodka* and *Skyy Citrus*), also some relevant third-party brands (among them, in particular, *Cutty Sark Scotch whisky* and *Sambuca Molinari)*, as well as Campari Group brands, such as *Campari, Cinzano* and *Ouzo 12.*

The company directly develops commercial and marketing activities for its own products on the US market, while production activities are outsourced, but the company maintains close quality control on the activity of the contractor third parties.

In March 2002, in collaboration with Miller Brewing Co., the second largest US brewery and a subsidiary of Philip Morris, the company launched *Skyy Blue*, a ready-to-drink, a category undergoing very fast growth internationally and particularly in the United States; sizable marketing investments are planned to support the brand.

In 2001, the company's sales, net of excise duties, were US$ 111.9 million (about € 127.0 million), up 19% from the previous fiscal year, while income before taxes and charges for stock options granted to the management, was US$ 28.4 million (about € 32.2 million), up 37.8% from the previous year.

The consideration for the deal, valued at US$ 207.5 million (about € 235.4 million), was paid in cash and funded partly with the Group's liquidity and partly through bank loans.

The full consolidation of the company starting in 2002 will generate a goodwill, to be amortized at constant rates over 20 years.

Acquisition of the Zedda Piras group

On 6 February 2002, the subsidiary Campari-Crodo S.p.A. completed the acquisition of 100% of Zedda Piras S.p.A., a company with its principal place of business in Alghero, which owns 67.62% of Sella & Mosca S.p.A.. The latter company in turn owns about 93.66% of Quingdao Sella & Mosca Winery Co. Ltd., commercial joint-venture in China with local partners, and 100% of Société civile du Domaine de la Margue, a French *chateau* with about 80 hectares of vineyards.

Net consolidated sales of the Zedda Piras and Sella & Mosca group for 2001 were € 30.1 million, up 9% over the previous year, while income before taxes was € 3,8 million, up 20% over the previous year.

The total value of the deal was € 68.2 million, with the addition of an estimated net financial debt of € 21.8 million.
The acquisition, whose consideration was paid in cash, was funded through bank loans.
The acquired companies, inserted in the consolidation perimeter starting January 1st, 2002, will generate a goodwill, to be amortized at constant rates over 20 years.

New plant in Novi Ligure
In January 2002 the subsidiary Campari-Crodo S.p.A. started the work for the construction of the new plant in Novi Ligure, whose total surface area will be about 200,000 square meters and for which a total investment of about €50 million is planned.
The new production facility will initially be destined to bottling and storing sparkling wines and Cinzano vermouth, and to this end its commissioning is expected by the 2003 harvest.
For this purpose, Novi Ligure's geographical position is particularly favorable, since it is located in the Asti production area according to pertinent regulations.
Through subsequent expansions, starting in 2004, the new facility will also take on the production activities which today are carried out in the Sesto San Giovanni plant, owned by Davide Campari-Milano S.p.A., and in the Termoli plant, owned by the subsidiary Campari-Crodo S.p.A., which will therefore be moved.

Sale of Immobiliare Vassilli 1981 S.r.l.
On 20 March 2002, the Group's interest in the subsidiary real estate company Immobiliare Vassilli 1981 S.r.l., owned by the subsidiary Lacedaemon Holding B.V. and not considered strategic within the Group, was sold.

Increase in the interest in Longhi & Associati S.r.l.
On 20 March 2002, the subsidiary Lacedaemon Holding B.V. increased its interest in the affiliated company Longhi & Associati S.r.l., which rose from 30% to 40%.

2.2 Sales performance

The Group's consolidated net sales in the first quarter of 2002 were € 127.7 million.
Relative to the corresponding period of 2001, when sales were € 92.2 million, the growth rate was 38.5%.
It should be remembered that the sales data posted herein are invariably shown net of all discounts and excise duties.
As shown in the table below, this result was achieved both by effect of the major impact of recent acquisitions, which globally generated 29.9% growth in net sales, and of considerable organic growth, which, net of exchange rates effects, amounted to 8.6%.

Analysis of net sales variation	€ million	% over Q1 2001
– net sales, 1st Quarter 2002	127.7	
– net sales, 1st Quarter 2001	92.2	
Total variation	35.5	38.5%
where of:		
– Skyy Spirits, LLC acquisition	20.1	21.8%
– Zedda Piras S.p.A. e Sella & Mosca S.p.A. acquisition	6.9	7.5%
– Brazilian acquisition (not consolidated period 2001)	0.6	0.6%
Growth through acquisitions	27.6	29.9%
– organic growth before exchange rate effects	8.1	8.8%
– exchange rate variation effects	-0.2	-0.2%
Net organic growth	7.9	8.6%
Total variation	35.5	38.5%

More in detail, it is evident that the consolidation of the sales of the new subsidiary Skyy Spirits, LLC had a radical impact on the Group's size and geographical diversification: with sales of € 20.1 in the first quarter, the acquisition brought about 21.8% growth relative to total net sales recorded by the Group during the first quarter of the previous year.

It should be recalled that sales of SKYY Vodka, considered here as an incremental effect of the acquisition, are those achieved on the US market, since the more marginal export part had already been consolidated in the Campari Group's sales.
The contribution to overall growth deriving from this acquisition is expected to increase during the remainder of the year as sales seasonality phenomena abate, since the first quarter is a period of reduced activity in the United States as well.
The acquisition of Zedda Piras and Sella & Mosca, with consolidated sales of € 6.9 million during the quarter, generated a growth of 7.5% over the same quarter of the previous year.
The Group's segment that most benefited from this acquisition is that of wines.
Of the total sales during the quarter of the acquisition, 70% derives from the wines segment, while the remaining 30%, deriving from *Mirto di Sardegna* and other typical liquors, pertains to the spirits segment.
Lastly, still for purposes of computing acquisition-driven growth, only the January 2002 sales relating to the Brazilian acquisition were considered, since in the previous year said sales were consolidated for eleven months only.
The effect in absolute value terms is € 0.6 million, accounting for 0.6% of total growth.
The details of the net sales pertaining to each of three acquisitions are as follows:

	€ million	% of total acquisition -driven growth
SKYY Vodka	14.3	51.9%
Other spirits (third party brands: *Cutty Sark Scotch whisky* and others)	5.8	21.0%
Skyy Spirits, LLC acquisition subtotal	20.1	72.9%
Zedda Piras typical liquors (*spirits*)	2.1	7.6%
Sella & Mosca wines	4.7	17.2%
Other sales	0.1	0.2%
Zedda Piras S.p.A. and Sella & Mosca S.p.A. acquisition subtotal	6.9	25.1%
Dreher (*spirits*)	0.3	1.0%
Admix whiskies	0.2	0.6%
Other sales, Brazilian acquisition	0.1	0.4%
Brazilian acquisition subtotal (January 2002 only)	0.6	2.0%
Total acquisition-driven growth	27.6	100.0%

Organic sales growth during the first quarter, if analyzed gross of exchange rates effects, was 8.8%.
When assessing this unquestionably excellent result, however, it is essential to attribute the proper weight to some contingent factors that had positive effects during the period and that will likely be less pronounced during the remainder of the year.

- The announced increase, in April 2001, of sale prices to major third party distributors in international markets, which was not repeated during the first quarter of the current year.
  For equal volumes, by virtue of the above, the quarter's net sales thus fully benefited from the higher average sale prices; this phenomenon, limited to the aforementioned distributors, will not take place during the rest of the year.
  On the contrary, on the positive side and still in regard to the price increase, we foresee that the negative quarter-on-quarter effect on sale volumes, deriving from the natural bringing forward of orders by third party distributors, seen in the first quarter 2001, will be absorbed during the second period of the year.
- On the Italian market, it was considered appropriate partially to bring forward to March the strong commercial activity of the soft drinks segment, normally concentrated in April, with a significant positive impact on sales.

Variations to average exchange rates on first quarter sales had a modest net effect, amounting to –0.2%; the negative effect deriving from the depreciation of the Brazilian Real, equal to 10%, was almost completely offset by the better exchange rate of the US Dollar and of the Swiss Franc against the €.
The distribution of sales by geographic area, as the following table shows, was significantly changed by the acquisition of Skyy Spirits, LLC.
As a result of the consolidation of this company's sales on the US market, the Group has seen the percentage weight of the Americas area more than treble relative to the first quarter of last year.

Net sales by geographic area	1st Quarter 2002 € million	%	1st Quarter 2001 € million	%	% Variation 2002 / 2001
Italy	70.8	55.4%	55.5	60.2%	27.6%
Europe	24.5	19.2%	27.0	29.3%	–9.2%
Americas	29.6	23.2%	6.4	7.0%	358.7%
Rest of the world	2.8	2.2%	3.3	3.5%	–14.4%
Total	127.7	100.0%	92.2	100.0%	38.5%

Italy increased its total sales by 27.6%, thanks to considerable organic growth of 16.5% and to the Zedda Piras S.p.A. and Sella & Mosca S.p.A. acquisition, accounting for 11.1% overall; nonetheless, the sizable growth of the Americas area, greater in proportion than growth in Italy, has caused the latter's percentage of total sales to drop from 60.2% to 55.4%.

The two tables that follow respectively show the trend in net sales by area of business and the breakdown of total growth in each business area, into the "growth through acquisitions" and "organic growth" components.

Net sales by segment	1st Quarter 2002 € million	%	1st Quarter 2001 € million	%	% Variation 2002 / 2001
Spirits	77.4	60.6%	53.0	57.4%	46.1%
Wines	16.4	12.9%	11.0	11.9%	49.5%
Soft drinks	31.8	24.9%	27.4	29.7%	16.1%
Other sales	2.1	1.7%	0.9	0.9%	142.5%
Total	127.7	100.0%	92.2	100.0%	38.5%

Variation in net sales by segment	Total variation 1st Quarter 2002 / 2001	of which growth through acquisitions	of which organic growth net of exchange rate effects
Spirits	46.1%	42.7%	3.3%
Wines	49.5%	43.2%	6.3%
Soft drinks	16.1%	0.2%	15.9%
Other sales	142.5%	19.1%	123.3%
Total	38.5%	29.9%	8.6%

Spirits

With sales of € 77.4 million, spirits grew by 46.1% in Q1 2002 over the corresponding period of 2001, when sales had been € 53.0 million.

The recent acquisitions, which generated most of the growth in this segment, further enhanced the core business role of spirits, increasing the area's weight over the Group's total sales, which went from 57.4% to 60.6% during the first quarter.

SKYY Vodka, the brand that provided the greatest contribution to the segment's growth, also thanks to the full consolidation of its sales in the Group's accounts, with net sales of € 15.3 million – € 14.3 million in the United States – became the Group's third largest brand.

It should be recalled that *SKYY Vodka* sales in foreign markets, already consolidated by the Group during the previous year by virtue of existing distribution agreements, had amounted to € 0.6 million during the quarter.

The acquisition of Zedda Piras S.p.A. and Sella & Mosca S.p.A. in the first quarter of the year contributed net sales of € 2.1 million to the spirits segment, with the preponderant portion, i.e. € 1.8 million, achieved by *Mirto di Sardegna.*

In Sardinia, the existing sales network will continue to market *Zedda Piras* brands, while in the rest of Italy the marketing of *Mirto di Sardegna,* previously conducted by the Sella & Mosca S.p.A. sales network, will be handled by the Campari S.p.A. sales organization starting in May 2002.

It is believed that this organizational change will provide an additional impulse to the development of this brand, already characterized by very strong growth rates.

Net sales of *Campari* during the first quarter 2002 amounted to € 22.0 million, slightly down (-1.4%) from Q1 2001.
With the exception of the Italian market, characterized by a very positive performance, sales in the other major markets recorded drops brought about by different causes.
In the Brazilian market, given the low seasonality of the post-Christmas period and the consequent reduced significance of the sales data for the period, the recovery in the economy and in the consumption of premium products, such as *Campari*, is expected to start during the second half of the year, while in the German market, no solution has yet been found to the difficult situation of the local economy and of the brand.
In terms of the international markets where the Group operates through third party distributors, given the higher volatility of sales due to stocking and de-stocking phenomena, which can be controlled only to a limited extent, the performance was negatively influenced by the effects deriving from the bringing forward of the orders, in Q1 2001, due to the aforementioned price increases.
CampariSoda, with sales of € 17.1 million in the quarter – almost completely concentrated on the Italian market – grew by 3.2%.
The brands of the Brazilian acquisition, completed in 2001, gave a significant contribution to the overall growth of the spirits segment: net sales of *Dreher* in the first quarter of 2002 were € 2.2 million, up 117.3% over the same period of the same year; those of admix whiskies *(Old Eight* and *Drury's)* were € 1.1 million, up 27.4%.
It should also be recalled that in 2001 sales deriving from the Brazilian acquisition had been consolidated only from February onwards, and that in the first consolidated two-month period (February-March) sales performance had been negatively influenced by the intense sell-in activity conducted by the previous owner of the brands in the period leading up to the acquisition.
A globally positive performance was recorded by the Group's other brands, *Cynar, Biancosarti* and *Ouzo12*, which grew respectively by 3.5%, 1.4% and 16.4% during the first quarter of the year.
Regarding third party brands, the acquisition of Skyy Spirits, LLC enables the Group to consolidate, for the first time, the sales of some brands, foremost among them *Cutty Sark Scotch whisky* and *Sambuca Molinari*, for which the acquired company has distribution rights for the US market.
Q1 2002 net sales of these products were € 5.8 million, amounting to 10.9% of the Group's total growth in the spirits segment over Q1 2001, which had globally been 46.1%.
As to the main third party brands already distributed by the Group, Q1 2002 sales of *Jägermeister* (+ 6.3%) and *Grant's* (+ 2.8%), distributed on the Italian and Brazilian markets, had a positive performance, while sales of *Grand Marnier*, distributed on the German market, declined (–4.9%).

Wines

Net sales of wines in the quarter ending 31 March 2002 were € 16.4 million, up 49.5% over Q1 2001, when they had been € 11.0 million.
The wines segment, starting January 2002, receives the full consolidation of *Sella & Mosca* wines sales, which amounted to € 4.7 million in Q1 2002.
The total growth in the Group's wines can therefore be ascribed to the Sella & Mosca acquisition for 43.2% and to organic growth for the remaining 6.3%.
As to the existing product portfolio, organic growth was brought about by the good performance of *Cinzano* sparkling wines (+29.7%), which, in a low seasonality quarter, grew particularly strongly in the Italian market.
The good performance in the second largest market for the brand can be attributed in the first place to organizational factors: in Q1 2001, the shift of the distribution of *Cinzano* products, previously handled by third parties, to the Group's sales network in Italy, had penalized the period's sales.
Secondly, the month of March of 2002 benefited in part from the earlier-than-usual consumption peak associated with the Easter holidays, which last year took place in mid-April.
In terms of the performance of *Cinzano* sparking wines in other countries, sales were slightly down on the important German market and slightly up on the other markets.
Cinzano vermouth sales dropped across all markets (–11.7%).
The low sales of vermouth in Q1 2002 are partly due to the replacement of some third party distributors, which took

place in some important international markets at the end of 2001, and partly to the stock reduction in the distribution channel prior to the introduction of the new packaging, planned for May 2002. For this category, the competition level remains very high in many markets.
In Q1 2002, a slight drop was also recorded in the net sales of the *Liebfraumilch* wine in Brazil and of the two third party wine brands distributed by the Group, i.e. the sparkling wines *Riccadonna* (mainly in Australia) and *Henkell Trocken* (on the Swiss market).

Soft drinks
Net sales of soft drinks, in the first quarter of 2002, reached € 31.8 million, up 16.1% over the same period of 2001, when they had been € 27.4 million.
This result is mainly due to the aforesaid intense promotional activity carried out on the Italian market in March, partially moving forward the activities normally focused in April.
Crodino net sales grew 16.5% and, aside from the effects deriving from the aforementioned activity, the brand is in excellent health, as the Nielsen market data constantly demonstrate.
The *Lemonsoda, Oransoda* and *Pelmosoda* line's net sales grew 22.3% Q1 2002 over the same period of the past year.
As to the more marginal *Crodo* brands, the quarter was positive for drinks and aperitifs, while mineral water sales were slightly down.
Among third party soft drinks brands distributed by the Group, *Lipton Ice Tea* closed the first quarter of 2002 with net sales up 11.5% over the previous year.
Lastly, the *Granini* fruit juices, which have been marketed only since March 2001, showed strong growth during the quarter, albeit starting from quite a small base.

Other sales
This segment, marginal and complementary to the others, includes revenues deriving from co-packing activities and from the sale of raw materials and semi-finished products to third parties.
In Q1 2002, net sales in this segment, amounting to € 2.1 million, more than doubled relative to Q1 2001 sales.
This growth is mostly due to the expansion in the *Smirnoff Ice* bottling activity, carried out in the Sulmona production facility.
Secondarily, and to a lesser extent, some of the growth is due to the full consolidation of the co-packing activities related to the Brazilian acquisition, consolidated in 2001 only from February onwards.

3. Consolidated financial statements

3.1 Basis of presentation

In accordance with Art. 82, Para. 1 of CONSOB resolution no. 11971 of May 14, 1999, the Board of Directors prepared the present quarterly report, on a consolidated basis, on the operating performance during the first quarter of fiscal year 2002.
The financial statements for the first quarter of 2002 were prepared according to the principles and evaluation criteria used in preparing the yearly financial statements, to which the reader is referred, as they are compatible with the aims of the quarterly report.
They are therefore compliant with civil provisions, complemented and construed in light of the Consob regulations and of the principles set forth by the National Council of Accountants (*Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri*).
The consolidation area underwent the following changes after 31 December 2001.

- In January, the Group completed its acquisition of 50% of Skyy Spirits, LLC, raising its interest in this company to 58.9%; the company was consolidated with the integral method starting January 1st, 2002.

- Also in January, the Group completed its acquisition of 100% of Zedda Piras S.p.A., which owns 67.62% Sella & Mosca S.p.A., which in turn owns 93.66% of Quingdao Sella & Mosca Winery Co. Ltd., a commercial joint venture in China with local partners, and 99.99% of Société civile du Domaine de la Margue.
  Zedda Piras S.p.A. and Sella & Mosca S.p.A. thus entered the consolidation perimeter on January 1st, 2002, while the subsidiaries of Sella & Mosca S.p.A. were not consolidated as they were not deemed significant for the purposes of representing the Group's result.
  Nevertheless, for the sake of greater clarity, the effect of the two companies' inclusion on the Group's financial situation is indicated: see the paragraph dedicated to the net financial position.
- The real estate company Immobiliare Vassilli 1981 S.r.l., controlled by Lacedaemon Holding B.V., was sold to third parties.
- The interest held by the Group in the affiliated company Longhi & Associati was raised from 30% to 40%.

With respect to 31 March 2001, no significant effects deriving from organizational changes are noted, aside from the aforesaid variations.

3.2 Consolidated income statement

The table that follows exposes the consolidated balance sheet for the first quarter of 2002, reclassified according to international practices.
Data for Q1 2002 are compared to those of the corresponding period of 2001.
Each line in the income statement also shows the percentage of net sales, as well as the percent variation between the corresponding values recorded in the two compared periods.

(€ million)	1st Quarter 2002		1st Quarter 2001		% Variation
	value	%	value	%	2002 / 2001
Net sales	127.7	100.0%	92.2	100.0%	38.5%
Cost of materials	(40.0)	-31.3%	(26.4)	-28.6%	
Cost of production	(11.0)	-8.6%	(8.7)	-9.4%	
Total cost of goods sold	(51.0)	-39.9%	(35.1)	-38.1%	45.6%
Gross margin	76.7	60.1%	57.1	61.9%	34.1%
Advertising and promotion	(25.1)	-19.7%	(18.4)	-20.0%	35.9%
Sale and distribution costs	(16.8)	-13.2%	(12.5)	-13.6%	34.6%
Trading profit	34.8	27.3%	26.2	28.4%	32.7%
General and administrative expenses	(10.9)	-8.5%	(7.5)	-8.1%	45.9%
Other operating revenues	3.7	2.9%	0.2	0.2%	
Goodwill and trademark depreciation	(6.8)	-5.3%	(2.6)	-2.8%	
Operating income (= EBIT) before non recurring costs	20.8	16.3%	16.4	17.8%	27.1%
Non recurring costs	(0.6)	-0.5%	(0.6)	-0.7%	
Operating income = EBIT	20.2	15.8%	15.8	17.1%	28.5%
Net financial income (losses)	(1.3)	-1.0%	1.6	1.7%	
Income (losses) on net exchange rates	(0.9)	-0.7%	(3.0)	-3.3%	
Other non operating income (losses)	(0.5)	-0.4%	0.5	0.5%	
Income before taxes	17.5	13.7%	14.9	16.2%	18.1%
Minority interest	(3.0)	-2.3%	0.0	0.0%	
Group income before taxes	14.5	11.4%	14.9	16.2%	-2.4%
Total depreciation and amortization	(10.7)	-8.4%	(6.2)	-6.7%	
EBITDA before non recurring costs	31.5	24.7%	22.6	24.5%	39.4%
EBITDA	31.0	24.3%	22.0	23.9%	40.8%
EBITA before non recurring costs	27.6	21.6%	19.0	20.6%	45.5%
EBITA	27.0	21.1%	18.3	19.8%	47.4%

The different operating profitability levels reported in the income statement (trading profit, EBITDA, EBITA and EBIT) show a strong growth relative to those of the first quarter of 2001.

As we amply commented in the previous paragraph, where we discussed sales performance, the Group's operating profitability also benefited to a considerable extent from the consolidation of the recent acquisitions of Skyy Spirits, LLC, Zedda Piras S.p.A. and Sella & Mosca S.p.A.
The trading profit, which represents the profitability of the products sold, net of production, sale, distribution costs and of promotional and advertising investments, amounted to € 34.8 million, up 32.7% over the corresponding period of the previous fiscal year.
However, the trading profit's percentage of net sales was lower by about one percentage point, thus dropping from 28.4% to 27.3%.
This effect was essentially due to a higher incidence of the cost of goods sold, explained by effects connected to the organic sales mix, rather than diluting effects deriving from the new consolidated businesses.
In fact, the new acquisitions are integrated in the consolidated income statement with a cost of goods sold structure that is aligned, as a whole, with the group's organic one (with *SKYY Vodka* and *Mirto di Sardegna Zedda Piras* having lower costs, *Cutty Sark Scotch Whisky* and the *Sella & Mosca* wines having higher costs).
On the contrary, in terms of organic growth, the strong growth of the soft drinks segment (+15.9%) as opposed to the slower growth of the spirits segment (+3.3%), contributed heavily to the increase in cost of goods sold during the first quarter of 2002.
Promotional and advertising expenses, up 35.9%, if assessed in terms of percentage of net sales was substantially in line with the levels of the previous year: the slight drop, from 20.0% to 19.7% during the current year, is mainly due to the fact that the advertising investment of the *Sella & Mosca* wines was lower than the Group's organic figure.
Similarly, sale and distribution costs, up 34.6% in absolute terms, slightly reduced their percentage weight on sales: in this case, the slight improvement is mainly due to the result achieved in the Italian market, where strong sales growth was accompanied by the positive effect of cost reductions.
General expenses grew, both in terms of value and of sales percentage, mainly because of the following reasons:

- the first consolidation of recent acquisitions, first and foremost Skyy Spirits, LLC,
- the full consolidation of the Brazilian acquisition, whose expenses in the reference period had been included for two months only (in addition, the subsidiary Campari do Brasil Ltda. had considerable period costs, in any case),
- new recurring costs deriving from compliance expenses and from the new activities required by the status of publicly traded company; to appreciate the growth in general and administrative expenses, it should also be recalled that in 2001 the considerable one-off costs connected to the IPO, already classified in the income statement as non recurring costs, did not bear on general expenses.

In the presentation of the income statement, starting form the first quarter of 2002, we deemed it appropriate to properly highlight the "other operating revenues" item, which includes solely the royalties received from third parties for using some of the Group's brands.
The € 3.7 million amount, greatly exceeding the € 0.2 million figure for the previous year, includes for € 3.4 million the royalties paid to Skyy Spirits, LLC by Miller Brewing Co. for *SKYY Blue* sales, the new *ready to drink* resulting from an agreement between Skyy Spirits, LLC and Miller Brewing Co., which produces and distributes it in the US market.
When evaluating the twelve-month economic impact deriving from the agreement between Skyy Spirits, LLC and Miller Brewing Co, it should be kept in mind that during the first quarter of the year, characterized by particularly high sale levels, the contributions of Skyy Spirits, LLC in support of the communication campaign planned for *SKYY Blue* was particularly reduced because the start of the advertising campaign naturally followed the initial phase of positioning the product in the distribution channel.
Goodwill and trademark amortization for the first quarter of 2002 was € 6.8 million; the € 4.2 million growth relative to the corresponding value in 2001, which was € 2.6 million, was brought about by the inclusion of goodwill amortization relating to the three recent acquisitions, and it comprises:

- € 3.1 million: Skyy Spririts, LLC;
- € 0.7 million: Zedda Piras S.p.A. and Sella & Mosca S.p.A.;
- € 0.4 million: Brazilian acquisition (*pro rata* for January 2002 alone).

Non recurring costs for the first quarter of 2002, amounting to € 0.6 million, are wholly related to restructuring charges and are aligned with those recorded in the corresponding period of the previous year, when the € 0.6 million amount related almost totally to one-off costs incurred for the IPO.

EBIT, i.e. the Group's operating income, in first quarter 2002 was € 20.2 million; it grew 28.5% over Q1 2001 and its percentage of net sales was 15.8%.
EBITA, i.e. the operating income before goodwill and trademark amortization, was € 27.0 million, up 47.4% over the corresponding period of 2001.
This indicator fully expresses the growth in the Group's profitability during the first quarter of the year, fully reflecting the positive operating impact of the recent acquisition, while excluding the burdensome amortization of the related goodwill.
Lastly, EBITDA, i.e. the operating income before the depreciation and amortization of all tangible and intangible assets, was € 31.0 million, up 40.8% over the first quarter 2001, and amounted to 24.3% of sales.
Income before taxes for the quarter was € 17.5 million, up 18.1% over the first quarter of the previous year.
This growth rate is lower than the one measured at the operating income (EBIT) level, mainly due to:

- higher financial costs: the net difference between last year's revenues and Q1 2002 expenses is € 2.9 million, linked with the need to fund the acquisitions;
- higher extraordinary expenses: the negative difference between the two years is € 1.0 million, substantially caused by the cessation of revenues from real estate capital gains and to the income relating to the minority interest in Skyy Spirits, LLC, which in 2001 had been recorded in this entry of the income statement, since the Company itself was not consolidated.

Conversely, the € 2.1 million decrease in net exchange rate losses had a positive impact on income before taxes.
The consolidated income stated discussed above does not show taxes and net income.
However, in order to provide a more complete and correct disclosure, it does show the Group's income before taxes.
The shares held by third parties in companies included the Group's consolidation perimeter were absolutely irrelevant through 2001, whereas, as a result of the recent acquisitions, their relevance grew considerably starting in 2002.
The most significant third party shares in the Group's companies today relate to 41.1% of Skyy Spirits, LLC and to 32.38% of Sella & Mosca S.p.A.
Net of minority interests, amounting to € 3.0 million, the Group's income before taxes for Q1 2002 was € 14.5 million, down 2.4% from 2001, and represented 11.4% of net sales.

3.3 Net financial position

(€ million)	31 March 2002	31 December 2001
Cash and banks	53.6	177.8
Marketable securities	14.8	46.4
Payables due to banks	(261.2)	(112.3)
Real estate lease and other financial payables (current portion)	(4.9)	(1.8)
Net liquid funds	(197.7)	110.1
Real estate lease and other financial payables (medium-long term period)	(26.0)	(13.5)
Net financial position	(223.7)	96.6

The financial position does not consider the own shares held by Davide Campari-Milano S.p.A., recorded among fixed financial assets at the purchase cost of € 31 million.
Moreover, it should be stressed that if Quingdao Sella & Mosca Winery Co. Ltd. and Société civile du Domaine de la Margue, both subsidiaries of Sella & Mosca S.p.A., had been included in the consolidation perimeter, liquid funds would have been reduced by about € 0.5 million.
The growth in financial debt relative to 31 December 2001 is due to the acquisitions discussed above: in particular, Skyy Spirits, LLC entailed transaction costs for about € 235.4 million as well as the consolidation of an initial net financial debt of € 16.7 million.
During April 2002, Skyy Spirits, LLC distributed the residual part of accumulated income as of 31 December 2001, thereby increasing the Group's financial debt by US$ 11.0 million (about € 12.5 million).
The acquisition of Zedda Piras S.p.A. instead had a negative impact of € 90 million on the Group's net financial position, of which € 21.5 million derive from the acquired companies' debt.

4. Significant events occurred after the closing of the first quarter 2002

On 22 April 2002, the Group announced its intention to launch a new joint venture with Morrison Browmore Distillers Ltd, a company of the Japanese group Suntory, with which the Campari Group already has well established business relations, for the promotion and the distribution, in the United Kingdom, of products belonging to both companies' portfolios.

5. Forecast for the remainder of 2002

Sales and income for the remainder of the year will be strongly influenced, firstly, by the performance of recently acquired businesses, and secondly by the chance to return to positive volume trends on major markets for our most important products, such as *Campari*.

In regard to the most recent acquisitions, Skyy Spirits, LLC, Zedda Piras S.p.A. and Sella & Mosca S.p.A., the overall economic effects deriving from the consolidation of the next nine months should be proportionately in line with the data recorded during the first quarter of the year.

The Group intends to launch a low-alcohol product on the Italian market during the second half of the year.

Davide Campari – Milano S.p.A.
Capitale sociale: Euro 29.040.000 interamente versato
Registro Imprese Milano: 06672120158
REA: 1112227
Sede: Via Filippo Turati, 27 - 20121 Milano

Investor Relations
Telefono: 02 6225330
Fax: 02 6225207
e-mail: investor.relations@campari.com

Web site
www.campari.com

Realizzazione, impianti e stampa
Marchesi Grafiche Editoriali S.p.A.
Via Bomarzo,32 – 00191 Roma
Finito di stampare
nel maggio 2002



PRESS RELEASE

Campari approves Quarterly Report as of March 31, 2002

- **Consolidated net revenues of € 127.7 million, up 38.5%**
- **EBITDA of € 31.0 million, up 40.8%**
- **EBITA of € 27.0 million, up 47.4%**
- **Income before taxes of € 17.5 million, up 18.1%**

Milan, May 13, 2002 – The Board of Directors of Davide Campari-Milano S.p.A. approved the consolidated results for the quarter from January 1 through March 31, 2002. The first quarter closed with rapidly growing results, mostly thanks to the consolidation of the newly acquired companies Skyy Spirits, LLC, and Zedda Piras S.p.A. and Sella & Mosca S.p.A.

In the first quarter 2002, the Group's net sales were € 127.7 million, up 38.5% over the first quarter 2001. This increase is due to a considerable organic growth which, net of exchange rates effects, amounted to 8.6%, and to the significant impact of recent acquisitions, which altogether generated a growth of 29.9%. In particular, Skyy Spirits, LLC, with net sales of € 20.1, led to a growth of 21.8% on the total consolidated turnover, while Zedda Piras S.p.A. and Sella & Mosca S.p.A., with net sales of € 6.9 million, generated a growth of 7.5% over the same quarter of the previous year. The remaining 0.6% is due to the Brazilian acquisition for the non-consolidated period in 2001.

The recent acquisitions have further enhanced the role of spirits as the Group's core business, with total sales of € 77.4 million; this segment has increased its share of total turnover from 57.4% to 60.6%. In particular, SKYY Vodka, with sales of € 15.3 million, 93.7% of which in the United States, became the Group's third leading brand in size terms. The acquisition of Zedda Piras S.p.A. and Sella & Mosca S.p.A. contributed net sales of € 2.1 million to the spirits segment, mainly due to the Mirto di Sardegna brand. Organic growth of the spirits segment was 3.3%, aided by the good performance of the brands already in the portfolio, especially CampariSoda (+3.2%), Cynar (+3.5%) and Jägermeister (+6.3%). The wines segment, with sales of € 16.4 million, grew by 49.5% overall, with 43.2% deriving from the consolidation of Sella & Mosca S.p.A. and the remaining 6.3% due to organic growth, driven by the good performance of the Cinzano sparkling wines. The soft drinks segment had sales of € 31.8 million, up 16.1%, led by the excellent performance of Crodino, up 16.5%, and driven by an intense promotional activity carried out on the Italian market in March on the products of this segment.

The following table shows the break-down of consolidated net sales by segment.

	1 January – 31 March 2002		1 January – 31 March 2001		Change
	€ million	%	€ million	%	%
Spirits	77.4	60.6%	53.0	57.4%	46.1%
Wines	16.4	12.9%	11.0	11.9%	49.5%
Soft Drinks	31.8	24.9%	27.4	29.7%	16.1%
Other revenues	2.1	1.7%	0.9	0.9%	142.5%
Total	**127.7**	**100.0%**	**92.2**	**100.0%**	**38.5%**

In terms of the geographic distribution of sales, the Italian market accounted for 55.4% of total turnover, with sales up 27.6%. This result is due in part to significant organic growth, amounting to 16.5%, and to the acquisition of Zedda Piras S.p.A. and Sella & Mosca S.p.A. for the remaining part. Thanks to the acquisition of Skyy Spirits, LLC the Group more than trebled the weight of the Americas area, which grew from 7.0% to 23.2% of total turnover. Europe and the rest of the world represent, respectively, 19.2% and 2.2% of total net sales.

The Group's operating profitability also benefited considerably from the effect deriving from the consolidation of the acquisitions of Skyy Spirits, LLC and Zedda Piras S.p.A. and Sella & Mosca S.p.A.

*** *more* ***

Trading profit was € 34.8 million, up 32.7%, with its proportion of net sales down from 28.4% to 27.3%. This effect is due to the organic sales mix in the first quarter 2002, characterized by strong growth by some less profitable products in the soft drinks segment.

EBIT was € 20.2 million, up 28.5% and amounting to 15.8% of sales.

EBITA, i.e. the operating result before goodwill and trademark amortization, was € 27.0 million, up 47.4% and with its incidence on net sales increasing from 19.8% to 21.1%. This result can be attributed to the positive operating impact of the recent acquisitions. Moreover, other revenues for € 3.7 million were recorded, mainly due to the royalties paid to Skyy Spirits, LLC by Miller Brewing Co. for sales of SKYY Blue, the new ready-to-drink recently launched by the two companies in the US market.

EBITDA was € 31.0 million, up 40.8% and amounting to 24.3% of net sales.

Income before taxes for the period was € 17.5 million, up 18.1%.

As of March 31, 2002, following the payment of the above mentioned acquisitions, the net financial position is negative for € 223.7 million.

Among significant events after the first quarter 2002, it's worth mentioning that on April 22, 2002 the Campari Group, in line with its strategy of enhancing its own distributive structure in key international markets, announced its intention to launch a new joint venture with Morrison Browmore Distillers Ltd, a subsidiary of the Japanese group Suntory, with which the Campari Group already has well established business relations, for the promotion and the distribution, in the United Kingdom, of the two companies' products and, with particular reference to the Group's portfolio, of Campari, Cinzano, and SKYY Vodka.

**

ANALYST CONFERENCE CALL

At 18:30 (CET) today, Monday May 13, 2002, a conference call will be held during which Campari's management will present the results of the first quarter 2002. To participate in the conference call, simply dial one of the following numbers:

- From Italy: 800 990 927 (toll-free number)
- From abroad: +39 06 8740 9831

For further information please contact:

Chiara Garavini	Tel.: +39 02 6225 330	E-mail: investor.relations@campari.com
Investor Relations Manager	Fax: +39 02 6225 479	Web site: www.campari.com

The Campari Group is one of the world's leading alcoholic beverage players with a leading position in the Italian and Brazilian markets and a strong presence in the USA, Germany and Switzerland. The Group, which has more than 140 years experience in the business, has always had a strong international bias, with over 50% of consolidated sales deriving from the export of its brands to more than 190 countries. Following an intensive acquisition campaign undertaken over the last few years, the Group today has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar *and* Cinzano *and leading local brands, such as* CampariSoda, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda *and* Pelmosoda *in Italy,* Ouzo 12 *in Greece and in Germany,* Dreher, Old Eight, Drury's *and* Liebfraumilch *in Brazil and* Gregson's *in Uruguay. The Group has its headquarters in Milan, while its main subsidiaries are located in Monaco, USA, Brazil, Germany, Switzerland and France. The Group has over 1,300 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001.*

**** more ****

Attachment 1) CAMPARI GROUP

CONSOLIDATED INCOME STATEMENT FOR THE FIRST QUARTER 2002

	1 January – 31 March 2002 (€ million)	%	1 January – 31 March 2001 (€ million)	%	Change %
Net revenues (1)	**127.7**	**100.0**	**92.2**	**100.0**	**38.5**
Cost of materials	(40.0)	-31.3	(26.4)	-28.6	
Manufacturing costs	(11.0)	-8.6	(8.7)	-9.4	
Total cost of sales	**(51.0)**	**-39.9**	**(35.1)**	**-38.1**	**45.6**
Gross Margin	**76.7**	**60.1**	**57.1**	**61.9**	**34.1**
Advertising and promotion	(25.1)	-19.7	(18.4)	-20.0	35.9
Selling and distribution expenses	(16.8)	-13.2	(12.5)	-13.6	34.6
Trading margin	**34.8**	**27.3**	**26.2**	**28.4**	**32.7**
General and administrative expenses	(10.9)	-8.5	(7.5)	-8.1	45.9
Other operating revenues	3.7	2.9	0.2	0.2	
Amortization of goodwill and trademarks	(6.8)	-5.3	(2.6)	-2.8	
EBIT before non-recurring expenses	**20.8**	**16.3**	**16.4**	**17.8**	**27.1**
Non-recurring expenses	(0.6)	-0.5	(0.6)	-0.7	
EBIT after non-recurring expenses	**20.2**	**15.8**	**15.8**	**17.1**	**28.5**
Net interest income (charges)	(1.3)	-1.0	1.6	1.7	
Exchange-rate gains (losses), net	(0.9)	-0.7	(3.0)	-3.3	
Other non operating income (charges)	(0.5)	-0.4	0.5	0.5	
Income before taxes	**17.5**	**13.7**	**14.9**	**16.2**	**18.1**
Minority interests	(3.0)	-2.3	0.0	0.0	
Group income before taxes	**14.5**	**11.4**	**14.9**	**16.2**	**-2.4**
Depreciation	(3.2)	-2.5	(3.1)	-3.4	2.0
Amortization	(7.5)	-5.9	(3.1)	-3.4	141.3
Total depreciation and amortization	**(10.7)**	**-8.4**	**(6.2)**	**-6.7**	71.8

(1) Net of discounts and excise duty

EBITDA before non-recurring expenses	31.5	24.7	22.6	24.5	39.4
EBITDA	31.0	24.3	22.0	23.9	40.8
EBITA before non-recurring expenses (2)	**27.6**	**21.6**	**19.0**	**20.6**	**45.5**
EBITA (2)	**27.0**	**21.1**	**18.3**	**19.8**	**47.4**

(2) EBITA = EBIT before amortization of goodwill and trademarks



COMUNICATO STAMPA

Campari approva la Relazione Trimestrale al 31 marzo 2002

- **Ricavi netti consolidati pari a € 127,7 milioni, in crescita del 38,5%**
- **EBITDA pari a € 31,0 milioni, in crescita del 40,8%**
- **EBITA pari a € 27,0 milioni, in crescita del 47,4%**
- **Utile prima delle imposte pari a € 17,5 milioni, in crescita del 18,1%**

Milano, 13 maggio 2002 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato i risultati consolidati relativi al periodo dal 1 gennaio al 31 marzo 2002. Il primo trimestre si è chiuso con risultati in forte crescita, soprattutto grazie al consolidamento delle società neo-acquisite Skyy Spirits, LLC e Zedda Piras S.p.A. e Sella & Mosca S.p.A.

Nel primo trimestre del 2002 le vendite nette del Gruppo sono state pari a € 127,7 milioni, registrando una crescita del 38,5% rispetto al primo trimestre del 2001. Tale incremento è attribuibile a una consistente crescita organica, che, al netto degli effetti di cambio, è stata del 8,6%, e, soprattutto, all'impatto delle recenti acquisizioni, che complessivamente hanno generato una crescita pari al 29,9%. In particolare, Skyy Spirits, LLC, con vendite nette pari a € 20,1, ha determinato una crescita del 21,8% sul totale del fatturato consolidato, mentre Zedda Piras S.p.A. e Sella & Mosca S.p.A., con vendite nette pari a € 6,9 milioni, hanno generato una crescita del 7,5%. La quota residua, pari al 0,6%, è attribuibile all'acquisizione brasiliana per il periodo non consolidato nel 2001.

Le recenti acquisizioni hanno rafforzato ulteriormente il ruolo degli *spirits* quale *core business* del Gruppo: con vendite complessive pari a € 77,4 milioni, questo segmento ha infatti incrementato l'incidenza sul fatturato dal 57,4% al 60,6%. In particolare, SKYY Vodka, con vendite pari a € 15,3 milioni, realizzate per il 93,7% negli Stati Uniti, è divenuto il terzo *brand* del Gruppo in termini dimensionali. L'acquisizione di Zedda Piras S.p.A. e Sella & Mosca S.p.A. ha invece contribuito al segmento *spirits* con vendite per € 2,1 milioni, principalmente attribuibili al *brand* Mirto di Sardegna. La crescita organica del segmento *spirits* è stata del 3,3%, favorita in particolare dal buon andamento di CampariSoda (+3,2%), Cynar (+3,5%) e Jägermeister (+6,3%). Il segmento *wines*, con vendite pari a € 16,4 milioni, ha conseguito una crescita complessiva del 49,5%, di cui il 43,2% derivante dal consolidamento di Sella & Mosca e il restante 6,3% attribuibile alla crescita organica, trainata dal buon andamento degli spumanti Cinzano. Il segmento *soft drinks* ha registrato vendite pari a € 31,8 milioni, con un incremento del 16,1%, guidato dall'ottima *performance* di Crodino, in crescita del 16,5%, e favorito da un'intensa attività promozionale attuata sul mercato italiano nel mese di marzo sui prodotti di questo segmento.

La seguente tabella mostra la scomposizione del fatturato netto consolidato per segmento di attività.

	1 gennaio – 31 marzo 2002		1 gennaio – 31 marzo 2001		Variazione
	€ milioni	%	€ milioni	%	%
Spirits	77,4	60,6%	53,0	57,4%	46,1%
Wines	16,4	12,9%	11,0	11,9%	49,5%
Soft Drinks	31,8	24,9%	27,4	29,7%	16,1%
Altri ricavi	2,1	1,7%	0,9	0,9%	142,5%
Totale	**127,7**	**100,0%**	**92,2**	**100,0%**	**38,5%**

Relativamente alla distribuzione geografica delle vendite, il mercato italiano ha rappresentato il 55,4% del fatturato totale, con un incremento del 27,6%. A questo risultato hanno contribuito una significativa crescita organica, pari al 16,5% e l'acquisizione di Zedda Piras S.p.A. e Sella & Mosca S.p.A. Grazie all'acquisizione di Skyy Spirits, LLC il Gruppo ha più che triplicato il peso dell'area Americhe, che aumenta dal 7,0% al 23,2% del fatturato. L'Europa e il Resto del Mondo rappresentano rispettivamente il 19,2% e il 2,2% delle vendite.

**** continua ****

Anche la redditività operativa del Gruppo ha beneficiato considerevolmente dell'effetto derivante dal consolidamento delle acquisizioni di Skyy Spirits, LLC e Zedda Piras S.p.A. e Sella & Mosca S.p.A.

Il margine commerciale nel primo trimestre del 2002 si è attestato a € 34,8 milioni, evidenziando una crescita del 32,7% e un'incidenza sulle vendite nette in diminuzione dal 28,4% al 27,3%. Tale effetto è attribuibile al *mix* organico delle vendite nel primo trimestre 2002, caratterizzato da un forte sviluppo di alcuni prodotti del segmento *soft drinks* a più bassa redditività.

L'EBIT è stato pari a € 20,2 milioni, in crescita del 28,5% nel primo trimestre 2002 e con un'incidenza percentuale sulle vendite del 15,8%.

L'EBITA, ovvero il risultato operativo prima dell'ammortamento dell'avviamento e dei marchi, è stato pari ad € 27,0 milioni, registrando una crescita del 47,4% e un'incidenza sulle vendite in aumento dal 19,8% al 21,1%. Tale risultato è da attribuire all'impatto positivo delle recenti acquisizioni. Si segnalano inoltre altri ricavi per € 3,7 milioni, principalmente attribuibili alle *royalties* corrisposte a Skyy Spirits, LLC da Miller Brewing Co. relativamente alle vendite di SKYY Blue, il nuovo *ready to drink* recentemente lanciato dalle due società negli Stati Uniti.

L'EBITDA è stato di € 31,0 milioni, in crescita del 40,8% e con un'incidenza sulle vendite pari al 24,3%.

L'utile ante imposte del periodo è stato di € 17,5 milioni, in crescita del 18,1%.

Al 31 marzo 2002, a seguito del pagamento delle acquisizioni di cui sopra, la posizione finanziaria netta è divenuta negativa di € 223,7 milioni.

Tra gli eventi di rilievo successivi al primo trimestre 2002, si segnala che il 22 aprile 2002 il Gruppo Campari, nell'ambito della strategia di rafforzamento della propria struttura distributiva nei mercati chiave a livello internazionale, ha annunciato l'intenzione di costituire una nuova *joint venture* con Morrison Browmore Distillers Ltd, società del gruppo giapponese Suntory, con cui il Gruppo Campari ha già consolidati rapporti commerciali, per la promozione e la distribuzione nel Regno Unito di prodotti delle due società e, con particolare riferimento al portafoglio del Gruppo, di Campari, Cinzano e SKYY Vodka.

**

ANALYST CONFERENCE CALL

Si informa che alle ore 18:30 (CET) di oggi, lunedì 13 maggio 2002, si terrà una *conference call* durante la quale il *management* di Campari presenterà i risultati del primo trimestre 2002. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- dall'Italia: 800 990 927 (numero verde)
- dall'estero: +39 06 8740 9831

Per ulteriori informazioni:

Chiara Garavini	Tel.: +39 02 6225 330	E-mail: investor.relations@campari.com
Investor Relations Manager	Fax: +39 02 6225 479	Web site: www.campari.com

Il Gruppo Campari è uno dei maggiori player *mondiali nel settore delle bevande alcoliche, con* leadership *nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo, che vanta 140 anni di esperienza nel settore, ha da sempre una forte vocazione internazionale: dagli oltre 190 paesi in cui vengono esportati i* brand *del Gruppo deriva infatti oltre la metà del fatturato consolidato. Il Gruppo, anche a seguito di un'intensa strategia di acquisizioni a livello internazionale perseguita negli ultimi anni, vanta oggi un portafoglio ricco e articolato su tre importanti segmenti del settore delle bevande:* spirits, wines *e* soft drinks. *Il portafoglio prodotti di proprietà include* brand *di grande notorietà internazionale come* Campari, SKYY Vodka, Cynar *e* Cinzano *e marchi* leader *in mercati locali come* CampariSoda, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda *e* Pelmosoda *in Italia,* Ouzo 12 *in Grecia e in Germania,* Dreher, Old Eight, Drury's *e* Liebraumilch *in Brasile e* Gregson's *in Uruguay. La sede della Società è a Milano, mentre le principali controllate sono a Monaco, negli USA, in Brasile, in Germania, in Svizzera e in Francia. Il Gruppo impiega oltre 1.300 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato telematico azionario organizzato e gestito da Borsa Italiana S.p.A.*

**** continua ****

Allegato 1) GRUPPO CAMPARI

CONTO ECONOMICO CONSOLIDATO RELATIVO AL 1° TRIMESTRE 2002

	1 gennaio – 31 marzo 2002 (€ milioni)	%	1 gennaio – 31 marzo 2001 (€ milioni)	%	Variazione %
Vendite nette [1]	**127,7**	**100,0**	**92,2**	**100,0**	**38,5**
Costo dei materiali	(40,0)	-31,3	(26,4)	-28,6	
Costi di produzione	(11,0)	-8,6	(8,7)	-9,4	
Totale costo del venduto	**(51,0)**	**-39,9**	**(35,1)**	**-38,1**	**45,6**
Margine lordo	**76,7**	**60,1**	**57,1**	**61,9**	**34,1**
Pubblicità e promozioni	(25,1)	-19,7	(18,4)	-20,0	35,9
Costi di vendita e distribuzione	(16,8)	-13,2	(12,5)	-13,6	34,6
Margine commerciale	**34,8**	**27,3**	**26,2**	**28,4**	**32,7**
Spese generali e amministrative	(10,9)	-8,5	(7,5)	-8,1	45,9
Altri ricavi operativi	3,7	2,9	0,2	0,2	
Ammortamento avviamento e marchi	(6,8)	-5,3	(2,6)	-2,8	
Risultato operativo (= EBIT) prima dei costi non ricorrenti	**20,8**	**16,3**	**16,4**	**17,8**	**27,1**
Costi non ricorrenti	(0,6)	-0,5	(0,6)	-0,7	
Risultato operativo (= EBIT) dopo i costi non ricorrenti	**20,2**	**15,8**	**15,8**	**17,1**	**28,5**
Proventi (oneri) finanziari netti	(1,3)	-1,0	1,6	1,7	
Utili (perdite) su cambi netti	(0,9)	-0,7	(3,0)	-3,3	
Altri proventi (oneri) non operativi	(0,5)	-0,4	0,5	0,5	
Utile prima delle imposte	**17,5**	**13,7**	**14,9**	**16,2**	**18,1**
Interessi di minoranza	(3,0)	-2,3	0,0	0,0	
Utile di pertinenza del Gruppo prima delle imposte	**14,5**	**11,4**	**14,9**	**16,2**	**-2,4**
Ammortamenti delle immobilizzazioni materiali	(3,2)	-2,5	(3,1)	-3,4	2,0
Ammortamenti delle immobilizzazioni immateriali	(7,5)	-5,9	(3,1)	-3,4	141,3
Totale ammortamenti	**(10,7)**	**-8,4**	**(6,2)**	**-6,7**	**71,8**

(1) Al netto di sconti e accise

EBITDA prima dei costi non ricorrenti	**31,5**	**24,7**	**22,6**	**24,5**	**39,4**
EBITDA	**31,0**	**24,3**	**22,0**	**23,9**	**40,8**
EBITA prima dei costi non ricorrenti [2]	**27,6**	**21,6**	**19,0**	**20,6**	**45,5**
EBITA [2]	**27,0**	**21,1**	**18,3**	**19,8**	**47,4**

(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi



COMUNICATO STAMPA

Private placement sul mercato americano di *senior guaranteed notes* per US$ 170 milioni

Milano, 15 luglio 2002 - Campari ha completato con grande successo il collocamento sul mercato americano (*US private placement*) di *senior guaranteed notes* per US$ 170 milioni.

Deutsche Bank ha agito in qualità di *advisor* e *sole placement agent*.

L'operazione ha riscosso uno straordinario successo presso gli investitori istituzionali, tanto da rappresentare una delle emissioni più competitive in termini di tassi d'interesse ottenuti mai effettuata da un gruppo italiano. Inoltre, a fronte di richieste di sottoscrizione pari a oltre quattro volte e mezzo l'offerta iniziale di US$ 100 milioni, l'importo è stato incrementato a US$ 170 milioni.

La transazione è strutturata su tre *tranches* rispettivamente di US$ 20, 50 e 100 milioni e con scadenze a 7 anni (vita media 5 anni), 10 anni (vita media 7,5 anni) e 10 anni "*bullet*". La cedola fissa è rispettivamente del 5,67%, 6,17% e 6,49% per le tre *tranches* e corrisponde, al momento della transazione, a un tasso variabile US LIBOR maggiorato di uno *spread* di circa 86, 87 e 90 *basis points*.

Le *notes* sono state emesse da Redfire, Inc., società con sede in Delaware (USA) interamente controllata da Davide Campari-Milano S.p.A. I proventi dell'emissione saranno utilizzati prevalentemente per rifinanziare il debito assunto dal Gruppo nel gennaio 2002 per l'acquisizione del controllo di Skyy Spirits, LLC.

L'emissione del *US Private Placement*, la prima transazione completata da Campari nel mercato dei capitali di debito, consente di allungare sostanzialmente la durata dell'indebitamento del Gruppo a condizioni di tassi d'interesse estremamente favorevoli. L'operazione apre inoltre a Campari un nuovo canale di finanziamento in un mercato geografico di importanza strategica.

Il Gruppo Campari è uno dei maggiori player *mondiali nel settore delle bevande alcoliche, con* leadership *nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo, anche a seguito di un'intensa strategia di acquisizioni a livello internazionale perseguita negli ultimi anni, vanta un portafoglio ricco e articolato su tre importanti segmenti:* spirits, wines e soft drinks. *Il portafoglio prodotti di proprietà include* brand *di grande notorietà internazionale come* Campari, SKYY Vodka, Cynar e Cinzano *e marchi* leader *in mercati locali come* CampariSoda, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda *in Italia,* Ouzo 12 *in Grecia e in Germania,* Dreher, Old Eight, Drury's e Liebraumilch *in Brasile* e Gregson's *in Uruguay. Il Gruppo impiega oltre 1.300 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato telematico azionario organizzato e gestito da Borsa Italiana S.p.A.*

Per ulteriori informazioni:

Chiara Garavini	Tel.: +39 02 6225 330	E-mail: investor.relations@campari.com
Investor Relations Manager	Fax: +39 02 6225 479	Web site: www.campari.com


GRUPPO
CAMPARI

PRESS RELEASE

Campari issues US$ 170 million senior guaranteed notes in the US private placement market

Milan, July 15, 2002 - Campari has successfully completed the issue of US$ 170 million of senior guaranteed notes to institutional investors in the US private placement market.

Deutsche Bank acted as advisor and sole placement agent.

The transaction was extraordinarily successful with investors and was priced at among the lowest interest rates ever achieved by an Italian group. Furthermore, over-subscription of more than four and one-half times led to increase the initial offering of US$ 100 million to US$ 170 million.

The notes are structured in three *tranches* of US$ 20, 50 and 100 million respectively with 7 year maturity (5 year average life), 10 year maturity (7.5 year average life) and 10 year bullet maturity. The fixed coupon rate is 5.67%, 6.17% and 6.49% respectively, equivalent, at the time of the transaction, to floating interest rates of approximately 86, 87 and 90 basis points over US Libor.

The notes have been issued by Delaware (USA) based Redfire Inc., a wholly-owned subsidiary of Davide Campari-Milano S.p.A. The proceeds of the issue will be used mostly to refinance debt incurred by the Group further to the acquisition of a controlling stake in Skyy Spirits, LLC in January 2002.

The US private placement issue, the first transaction completed by the Group in the debt capital markets, allows to substantially lengthen Campari's debt maturity profile at very favourable interest rates. The transaction also establishes access for Campari to a new source of long-term capital in a key strategic market for the Group.

The Campari Group is one of the world's leading alcoholic beverage players with a leading position in the Italian and Brazilian markets and a strong presence in the USA, Germany and Switzerland. Following an intensive acquisition campaign undertaken over the last few years, the Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar *and* Cinzano *and leading local brands, such as* CampariSoda, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda *and* Pelmosoda *in Italy,* Ouzo 12 *in Greece and in Germany,* Dreher, Old Eight, Drury's *and* Liebfraumilch *in Brazil and* Gregson's *in Uruguay. The Group has over 1,300 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001.*

For further information please contact:

Chiara Garavini
Investor Relations Manager
Tel.: +39 02 6225 330
Fax: +39 02 6225 479
E-mail: investor.relations@campari.com
Web site: www.campari.com

DAVIDE CAMPARI - MILANO S.p.A.

VIA FILIPPO TURATI 27 - 20121 MILANO - ITALIA TEL.: 026225.1 - FAX: 026225.312 - E-MAIL: DAVIDECAMPARI@CAMPARI.COM - WWW.CAMPARI.COM

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

July 16, 2002

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quarterly report as of March 31, 2002, referring to the period from January 1, 2002 to March 31, 2002, as approved by the Board of Directors Meeting held on May 13, 2002, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the quarter from January 1, 2002 to March 31, 2002; and

3.) A press release in Italian and English announcing a private placement financing agreement, issued to the market on July 15, 2002.

4.) A copy of this letter which I request that you date, stamp and return.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully



Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.